AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04012188

04 JAN -2 AM 7:21

SUPPL

8 December 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad ("Amsteel")

We enclose herewith a copy of the General Announcement dated 5 December 2003, Re: Disposal of 1,787,900 ordinary shares of SCB Developments Berhad of RM1.00 each in the open market for a total cash consideration of RM7,615,553.87 for filing pursuant to exemption No. 82-3318 granted to Amsteel under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 1/22

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No AA-031205-63864

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **AMSTEEL CORPORATION BERHAD**

* Stock name : **AMSTEEL**

* Stock code : **2712**

* Contact person : **CHAN POH LAN**

* Designation : **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Disposal of 1,787,900 ordinary shares of SCB Developments Berhad of RM1.00 each in the open market for a total cash consideration of RM7,615,553.87

* **Contents :-**

On 27 February 2003, the Board of Directors of Amsteel announced the completion of the disposal to SCB Developments Berhad ("SCB") of its entire equity interest in Optima Jaya Sdn Bhd for a consideration which, *inter alia*, involved the issuance of 23,111,000 new ordinary shares of RM1.00 each in SCB ("SCB Shares") to Amsteel, at an issue price of RM4.50 per SCB share representing 13.11% of the total issued and paid-up capital of SCB.

The Board of Directors of Amsteel wishes to inform that the Company had from the period between 1 July 2003 and 4 December 2003 disposed of a total of 1,787,900 SCB Shares in the open market at an average price of RM4.26 per SCB Share representing 1.01% of the issued and paid-up capital of SCB.

The said disposals were direct business transactions through stockbrokers.

The disposal proceeds amounting to RM7,615,553.87 is for the repayment to the Itochu Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

5 DEC 2003